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                             September 7, 2021

       Donald G. Basile
       Co-Chief Executive Officer
       Roman DBDR Tech Acquisition Corp.
       2877 Paradise Rd. #702
       Las Vegas, NV 89109

                                                        Re: Roman DBDR Tech
Acquisition Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed August 18,
2021
                                                            File No. 001-39687

       Dear Dr. Basile:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       Projected Financial Information, page xxxv

   1. We acknowledge your response to our prior comment 10 from our August 10, 2021 letter.
                                                        Given the nascent state
of the cryptocurrency environment - in particular regarding its use in eGaming, warranty
and insurance - the fact that you have not yet launched the Arculus platform and the
materiality of the Arculus platform on projections in 2023-2025, its is not clear there is a
reasonable basis for your longer term projections. Refer to Regulation S-
                                                        X, Item 10(b). Please
provide to us further analysis supporting your projections in these areas beyond two years.
Alternatively, revise your projected financial disclosures in your next amendment to limit
the period included your forecast to 2021-2022 and remove
                                                        outward projections in
2023-2025.
       Summary of CompoSecure's Business, page 151

   2. We note your response to our prior comment 11 and reissue in part. Please refer to your
 Donald G. Basile
Roman DBDR Tech Acquisition Corp.
September 7, 2021
Page 2
      description of the partnering arrangements with Simplex and Changelly and explain in more detail how your products and services will interact with these third parties to facilitate trading of digital assets. In this regard, we note that you refer generally to
      CompoSecure gaining "access to services offered on Changelly's website for exchanging
      Cryptocurrency." Similarly, you include a general description of services under the
      Simplex Agreement. In this regard, please explain what you mean by Simplex's services functioning "as an intermediate layer between the end user customers and Simplex's
      Cryptocurrency liquidity partners." For each of the two partnership agreements, provide a specific description of a single trade from beginning to end, describing each step and parties or entities involved in each particular step of the transaction. General

3. We note your response to our prior comment 3 and reissue in part. Please provide us with detailed legal analysis of why you believe the voting agreement between you and certain equity holders of CompoSecure is not material to investors' understanding of the merger transaction. In the alternative, please include it in the proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Justin Dobbie at 202-551-3469 with any other questions.



                                                          Sincerely,
FirstName LastNameDonald G. Basile
                                                          Division of
Corporation Finance
Comapany NameRoman DBDR Tech Acquisition Corp.
                                                          Office of Finance
September 7, 2021 Page 2
cc:       Anthony J. McCusker, Esq.
FirstName LastName